UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                JANUARY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Three Cities Fund II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            3,706,731

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            3,706,731

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,706,731

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%

14     TYPE OF REPORTING PERSON

             PN

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCR Associates, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            3,706,731

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            3,706,731

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,706,731(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%

14     TYPE OF REPORTING PERSON

             PN

(1) Solely in its capacity as sole general partner of Three Cities Fund II, L.P.

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Willem F.P. de Vogel

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherlands Antilles

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            3,706,731

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            3,706,731

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,706,731(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%

14     TYPE OF REPORTING PERSON

             IN

(1) SOLELY IN HIS CAPACITY AS A GENERAL PARTNER OF TCR ASSOCIATES, L.P., WHICH IS THE SOLE GENERAL PARTNER OF THREE CITIES FUND II, L.P.

                                       SCHEDULE 13D

CUSIP NO.  306889403
         -----------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thomas G. Weld

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            3,706,731

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            3,706,731

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,706,731(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.2%

14     TYPE OF REPORTING PERSON

             IN

(1) SOLELY IN HIS CAPACITY AS A GENERAL PARTNER OF TCR ASSOCIATES, L.P., WHICH IS THE SOLE GENERAL PARTNER OF THREE CITIES FUND II, L.P.

CUSIP NO. 306889403


ITEM 1.     SECURITY AND ISSUER.

            The title of the class of equity securities of Family Bargain Corporation, a Delaware corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 4000 Ruffin Road, San Diego, California 92123.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Statement is filed by Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Willem F.P. de Vogel ("de Vogel") and Thomas G. Weld ("Weld"). Fund II, TCR Associates, de Vogel and Weld, are sometimes hereinafter collectively referred to as the "Reporting Persons."

      (b)-(c)

      FUND II

      Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 135 East 57th Street, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), informa tion with respect to TCR Associates, the sole general partner of Fund II, is set forth below.

      TCR ASSOCIATES

      TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 135 East 57th Street, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to de Vogel and Weld, the general partners of TCR Associates, is set forth below.

      DE VOGEL AND WELD

      de Vogel and Weld are each individuals who serve as general partners of TCR Associates. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each general partner of TCR Associates is as follows:







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CUSIP NO. 306889403



                     RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME               BUSINESS ADDRESS                   OR EMPLOYMENT
----               ----------------                   -------------
Willem F.P. de     c/o Three Cities Research,   Managing Partner of Three Cities
Vogel              Inc.                         Research, Inc.
                   135 East 57th Street
                   New York, NY 10022

Thomas G. Weld     c/o Three Cities Research,   Managing Partner of Three Cities
                   Inc.                         Research, Inc.
                   135 East 57th Street
                   New York, NY 10022


      Three Cities Research, Inc., Delaware corporation, performs investment advisory services for Fund II and its portfolio companies. The principal business address of Three Cities Research, Inc. is 135 East 57th Street, New York, New York 10022.

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Weld is a citizen of the United States of America and de Vogel is a citizen of The Netherlands.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As more fully described in Item 6 below, Fund II purchased an aggregate of 198,812 shares of Common Stock and 26,376 shares of Series A 9 1/2% Cumulative Convertible Preferred Stock ("Series A Preferred") for an aggregate purchase price of $888,854.28 and 6,540 shares Series B Junior Convertible, Exchangeable Preferred Stock ("Series B Preferred") for an aggregate purchase price of $6,540,064.96. Fund II used contributions from its partners to fund such purchases.

CUSIP NO. 306889403


ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes.

      The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so.

      In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)

      FUND II

      Fund II may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred), which constitutes approximately 45.2% of the 8,201,256 shares of Common Stock deemed outstanding with respect to Fund II pursuant to Rule 13d-3(d)(l)(i) of the Exchange Act.

      TCR ASSOCIATES

      In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred), which constitutes approximately 45.2% of the 8,201,256 shares of Common Stock deemed outstanding with respect to TCR Associates pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 306889403


      DE VOGEL

      In his capacity as a general partner of TCR Associates, which is the sole general partner of Fund II, de Vogel may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred), which constitutes approximately 45.2% of the 8,201,256 shares of Common Stock deemed outstanding with respect to de Vogel pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      WELD

      In his capacity as a general partner of TCR Associates, which is the sole general partner of Fund II, Weld may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred), which constitutes approximately 45.2% of the 8,201,256 shares of Common Stock deemed outstanding with respect to Weld pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      (b)

      FUND II

      Fund II may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred).

      TCR ASSOCIATES

      In its capacity as the sole general partner of Fund II, TCR Associates may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred).

      DE VOGEL

      In his capacity as a general partner of TCR Associates, which is the sole general partner of Fund II, de Vogel may be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of

CUSIP NO. 306889403


3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock issuable upon conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred).

      WELD

      In his capacity as a general partner of TCR Associates, which is the sole general partner of Fund II, Weld may, be deemed to share the power to vote or to direct the vote, or to share power to dispose of or to direct the disposition, of 3,706,731 shares of Common Stock (including 3,440,649 shares of Common Stock assuming conversion of the 6,540 shares of the Series B Preferred and 67,270 shares of Common Stock issuable upon conversion of the 26,376 shares of the Series A Preferred).

      (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the Securities Purchase Agreement, dated December 30, 1996 (the "Securities Purchase Agreement"), by and among the Company and the Persons (as defined therein) set forth on Schedule 2.2 thereof, the Company agreed to issue and sell to Fund II, Three Cities Offshore II C.V. and Terfin International, Ltd. (collectively, the "Purchasers"), and the Purchasers agreed to purchase from the Company, an aggregate of 27,000 shares of Series A Preferred. At the same time, Fund II, Three Cities Offshore II C.V. and Terfin International, Ltd. entered into a Securities Purchase Agreement ("Stockholder Securities Purchase Agreement") with Benson A. Selzer, Joseph Eiger, John A. Selzer, Dutford Limited and Coplex Foundation (the "Selling Stockholders") pursuant to which Fund II agreed to purchase an aggregate of 198,812 shares of Common Stock and 26,376 shares of Series A Preferred for an aggregate purchase price of $888,854.28.

            On January 10, 1997, Fund II purchased 6,540 shares of Series B Preferred and the Purchasers deferred their obligation to purchase an aggregate of 5,000 additional shares of Series B Preferred until a date no later than February 15, 1997. The Purchasers were also granted an option to purchase from the Company, at

CUSIP NO. 306889403


the same price and on the same terms and conditions as the Securities Purchase Agreement, at any time up to and including 90 days from January 10, 1997, up to 5,000 additional shares of Series B Preferred. The additional 10,000 shares of Series B Preferred will be allocated among the Purchasers (and their designees) in a manner which has not yet been determined. On January 10, 1997, Fund II purchased 198,812 shares of Common Stock and 26,376 shares of Series A Preferred from the Selling Stockholders.

            In connection with the Stockholder Securities Purchase Agreement, the Selling Stockholders executed a Standstill Agreement (the "Standstill Agreement") in favor of Fund II and the other Purchasers pursuant to which the Selling Stockholders agreed that, until January 9, 2000, the Selling Stockholders shall not (i) acquire direct or indirect beneficial ownership of any shares of any class of capital stock of the Company, or any debt or equity securities (including warrants and options) convertible or exchangeable into, or which may be exercised for, any class of capital stock of the Company, with or without additional cash or consideration; (ii) directly or indirectly solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to a recommendation of the Board of Directors (the "Board") of the Company; (iii) initiate or induce or attempt to induce or give material support to any other person to initiate, or in any other way participate in, any tender or exchange offer, for acquisition of shares of the Company or any change in control of the Company, or any proxy solicitation which relates to the Company; (iv) initiate any communication with, or respond to any communication from, any shareholder of the Company in his, her or its capacity as a shareholder if such communication relates to any of the matters set forth in (i), (ii) or (iii) above; or (v) attempt to influence the affairs of the Company in any other manner or respect.

            The Board of the Company elected J. William Uhrig, H. Whitney Wagner and Thomas G. Weld, each of whom is a Managing Partner of Three Cities Research, Inc., to the Board of the Company. Three Cities Research, Inc. performs investment advisory services for Fund II and its portfolio companies.

            In connection with the Securities Purchase Agreement, the Company and the Purchasers entered into the Registration Rights Agreement, dated as of January 10, 1997 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4. Pursuant to the Registration Rights Agreement, the Purchasers and any of their respective transferees to which shares of Common Stock are transferred (other than the transferee to whom such securities have been transferred pursuant to a registration statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the "Securities Act")) holding at least 25% of the Registrable Securities (as defined therein) have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of

CUSIP NO. 306889403


Common Stock owned by the Purchasers and their transferees (a "Demand Registration"). The Company agreed to pay such expenses in connection with three Demand Registrations; provided that such Demand Registrations may be limited if the certain conditions set forth in Section 3(f) of the Registration Rights Agreement are satisfied. The Purchasers also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                    Securities Purchase Agreement
Exhibit 2                    Stockholder Securities Purchase Agreement
Exhibit 3                    Registration Rights Agreement
Exhibit 4                    Standstill Agreement









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CUSIP NO. 306889403


                                Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997

                        THREE CITIES FUND II, L.P., a Delaware limited partnership

                        By: TCR Associates, L.P., a Delaware limited partnership, its General Partner


                        By:   /s/ Willem F.P. de Vogel
                              ----------------------------------
                              Name: Willem F.P. de Vogel
                              Title:  General Partner


                        TCR ASSOCIATES, L.P., a Delaware limited partnership


                        By:   /s/ Willem F.P. de Vogel
                              ----------------------------------
                              Name: Willem F.P. de Vogel
                              Title:  General Partner


                        /s/ Willem F.P. de Vogel
                        ----------------------------------
                        Willem F. P. de Vogel


                        /s/ Thomas G. Weld
                        ----------------------------------
                        Thomas G. Weld









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CUSIP NO. 306889403


                              EXHIBIT INDEX


Number    Document
------    --------

  1       Securities Purchase Agreement
  2       Stockholder Securities Purchase Agreement
  3       Registration Rights Agreement
  4       Standstill Agreement